Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Concordia Healthcare Corp. (“Concordia” or the “Company”)

277 Lakeshore Rd. East

Suite 302

Oakville, Ontario

L6J 1H9

Item 2 – Date of Material Change:

September 4, 2015

Item 3 – News Release:

A news release in respect of the Acquisition (as defined below) was disseminated through the facilities of CNW Group on September 8, 2015.

Item 4 – Summary of Material Change:

On September 4, 2015, Concordia entered into a definitive sale and purchase agreement (the “Purchase Agreement”) to acquire all of the issued share capital of Amdipharm Mercury Limited (“AMCo”) for aggregate consideration of approximately US$3.3 billion (the “Acquisition”), consisting of (i) approximately £800 million (approximately US$1.2 billion) in cash (the “Total Cash Consideration”), (ii) 8,490,000 common shares (“Common Shares” and, together with the Total Cash Consideration, the “Implied Fixed Consideration”) of Concordia (approximately US$0.7 billion), and (iii) the repayment of AMCo’s existing senior secured facilities in the principal amount of approximately £903 million (approximately US$1.4 billion) plus accrued interest and related cross-currency swaps.1 In addition, pursuant to the Purchase Agreement, Concordia will pay the Sellers (as defined below) (i) an amount of £272,801 (approximately US$414,000) accruing daily from June 30, 2015 to the completion of the Acquisition, representing interest of 8% per annum on the Implied Fixed Consideration, and (ii) to the extent earned, a cash earn-out in a maximum amount of £144 million (approximately US$220 million) calculated with reference to the future gross profit of the AMCo group over a period of 12 months from October 1, 2015.1 At completion of the Acquisition, Concordia will procure, on behalf of AMCo, the redemption of the capital loan notes held by certain Sellers (as defined below) and certain other amounts, which will be deducted from the Total Cash Consideration.

Item 5 – Full Description of Material Change:

5.1	Full Description of Material Change

On September 4, 2015, Concordia entered into the Purchase Agreement with Cinven (which may mean, depending on the context, any of or collectively, Cinven Group Limited, Cinven Partners LLP, Cinven (LuxCo1) S.A., Cinven Capital Management (V) General Partner Limited and each of their respective associates and/or funds managed or advised by the group) (collectively referred to herein as “Cinven”), certain members of AMCo management and other individual sellers (collectively, the “Sellers”) to acquire all the issued share capital of AMCo. AMCo has sales in more than 100 countries and, if the Acquisition is consummated, will provide Concordia with a diversified niche portfolio of more than 190 well-established off-patent molecules.

The purchase price for the Acquisition is approximately US$3.3 billion and consists of (i) approximately £800 million (approximately US$1.2 billion) in cash, (ii) 8,490,000 Common Shares (approximately US$0.7 billion), and (iii) the repayment of AMCo’s existing senior secured facilities in the principal amount of approximately £903 million (approximately US$1.4 billion) plus accrued interest and related cross-currency swaps.1 In addition, pursuant to the Purchase Agreement, Concordia will pay the Sellers (i) an amount of £272,801 (approximately US$414,000) accruing daily from June 30, 2015 to the completion of the Acquisition, representing interest of 8% per annum on the Implied Fixed Consideration, and (ii) to the extent earned, a cash earn-out in a maximum amount of £144 million (approximately US$220 million) calculated with reference to the future gross profit of the AMCo group over a period of 12 months from October 1, 2015.1 At completion of the Acquisition, Concordia will procure, on behalf of AMCo, the redemption of the capital loan notes held by certain Sellers and certain other amounts, which will be deducted from the Total Cash Consideration.

The Implied Fixed Consideration has been fixed under a “locked box” mechanism by reference to the consolidated financial condition of AMCo as of June 30, 2015 (the “Locked Box Date”). If, during the period from the Locked Box Date to the completion of the Acquisition, any member of the AMCo group makes certain transfers of value to the Sellers, their affiliates or portfolio companies, such Sellers will be required to pay Concordia an amount in cash equal to the amount of leakage so received plus interest, subject to certain permitted leakages specified in the Purchase Agreement.

Completion of the Acquisition is subject to receipt of the conditional approval of the Toronto Stock Exchange to the listing of the Common Shares issuable to Sellers on completion of the Acquisition, the absence of any orders, judgments, decrees or injunctions preventing completion of the Acquisition or making it unlawful, and completion of the Acquisition not resulting in certain material violations of law or regulation. The Acquisition is expected to be completed in the fourth quarter of 2015.

Upon completion of the Acquisition, Concordia will own 100% of the outstanding share capital of AMCo, and Cinven is expected to hold approximately 19.9% of the issued and outstanding Common Shares on a non-diluted basis (prior to giving effect to the public offering referred to below). Accordingly, concurrently with the completion of the Acquisition, Cinven will enter into a governance agreement with Concordia whereby Cinven will (i) agree to restrictions on its ability to transfer its Common Shares for a period ending on the later of 90 days after the completion of the Acquisition and January 31, 2016 and, thereafter, comply with certain other ongoing transfer restrictions (including, subject to certain specified exceptions, not transferring more than 2% of the then issued and outstanding Common Shares in any calendar month and not transferring Common Shares to competitors or activist investors), (ii) agree not to vote its Common Shares against the recommendations of management and the board of directors of Concordia, other than in certain limited circumstances, and (iii) agree to certain standstill provisions restricting its ability to acquire additional Common Shares, commence a take-over bid or similar transaction, solicit proxies or participate or join in any proxy or voting group or initiate any shareholder proposal in respect of Concordia, or undertake certain other specified transactions or activities that could affect control of Concordia. In addition, Cinven will be granted the right to nominate one person to stand and be recommended for election to the board of directors of the Company for as long as Cinven holds at least 10% of the issued and outstanding Common Shares (on a non-diluted basis).

The Acquisition is anticipated to be financed through a combination of senior secured term loans, unsecured notes and a public offering of equity securities under Concordia’s existing shelf prospectus. The Company has entered into a commitment letter with Goldman, Sachs & Co., Credit Suisse, RBC Capital Markets and Jefferies (collectively, the “Commitment Parties”), pursuant to which the Commitment Parties have agreed to provide credit facilities and bridge commitments of up to US$4.3 billion (collectively, the “Credit Facilities”) to fully pay for the purchase price under the Acquisition and refinance all outstanding term loans or indebtedness for borrowed money of AMCo, to repay the existing principal bank facilities of Concordia and, if required, to prepay Concordia’s existing senior notes. The extension of the Credit Facilities is subject to a number of conditions, including entering into definitive documentation. All obligations of Concordia under the term loans will be secured by first priority security interests (subject to certain agreed priority liens) in Concordia’s assets and the assets of and equity interests in its material subsidiaries. The bridge commitments will be unsecured.

Notes:

1.	Amounts based on GBP/US$ foreign exchange rate, and closing price of the Common Shares on the Toronto Stock Exchange at September 4, 2015.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 – Omitted Information:

Not applicable.

Item 8 – Executive Officer:

Adrian de Saldanha, Chief Financial Officer, 905-842-5150

Item 9 – Date of Report:

September 14, 2015

Notice regarding forward-looking statements:

This material change report includes forward-looking statements and forward-looking information (collectively, “forward-looking statements”) regarding Concordia and its business, which may include, but is not limited to, statements with respect to the Acquisition and the completion and timing thereof, the completion and expected structure of financings to be undertaken in connection with the Acquisition, the entering into of documentation with respect to the financings and the timing thereof. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “facilitates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this material change report may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks regarding the pharmaceutical industry generally, regulatory investigations, the failure to comply with applicable laws, the failure to obtain regulatory (including stock exchange) approvals, risks relating to the use of Concordia’s or AMCo’s products to treat certain diseases or disorders, risks relating to distribution arrangements, risks relating to the markets in which Concordia or AMCo operate and/or distribute their respective products, possible failure to realize the anticipated benefits of the Acquisition, risks associated with the integration of AMCo into Concordia’s business, increased indebtedness, the fact that historical and pro forma combined financial information may not be representative of Concordia’s consolidated results post-Acquisition, the reliance on information provided by AMCo, economic factors, market conditions including the equity and debt markets generally, risks associated with growth and competition, risks associated with the Acquisition and financing of the Acquisition, and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. The outcome of the subject matter of any forward-looking statement cannot be guaranteed. Except as required by applicable securities laws, forward looking statements speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

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